Exhibit 99.1

SAIFUN SEMICONDUCTORS LTD.

6 Arie Regev Street, Netanya, Israel

December 13, 2007

Dear Shareholder,

Re:     Amendment to Agreement and Plan of Merger and Reorganization

        I am writing to you today to supplement the notice and proxy statement sent to you on or around November 13, 2007 (the “Proxy Statement”) regarding the proposed merger of Saifun Semiconductors Ltd. with a wholly-owned subsidiary of Spansion Inc. named Atlantic Star Merger Sub Ltd. (the “Merger”). As further detailed in the Proxy Statement, Saifun is holding a special general meeting of shareholders at its principal executive offices located at 6 Arie Regev St., Netanya, Israel on December 20, 2007 at 4:00 p.m. Israel time, in order to obtain the shareholder approval necessary to complete the Merger and the cash distribution contemplated thereunder.

        We wish to update you as follows:

1.	Amendment to Agreement and Plan of Merger and Reorganization.

    a.        Increased Cash Distribution Amount. On December 12, 2007, the parties entered into an Amendment to the Agreement and Plan of Merger and Reorganization (the “Amendment”), according to which the cash to be distributed immediately prior to the closing of the Merger shall be increased such that you will be entitled to receive an additional amount of approximately $1.00 per share in cash for each ordinary share of Saifun you own as of the effective time of the Merger. Please note that the share consideration as set forth in the merger agreement remains unchanged. In addition, the clause regarding the adjustment mechanism for the outstanding Saifun share options was amended, as further detailed in the Amendment, in order to ensure that a vote by Spansion’s stockholders is not required to authorize the merger agreement or to consummate the transactions contemplated by the merger agreement.

Thus, under the terms of the amended merger agreement, you will be entitled to receive 0.7429 of a share of Spansion Class A common stock and approximately $6.05 per share in cash (representing a distribution of a portion of Saifun’s existing cash and cash equivalents, short term investment and marketable securities) for each ordinary share of Saifun you own as of the effective time of the merger[1].

1 Notwithstanding the foregoing, according to the terms of the merger agreement, in the event that Spansion shall inform Saifun that it is necessary to effect a reduction in the exchange ratio, in order to ensure that a vote by Spansion’s stockholders is not required to authorize the merger agreement or to consummate the transactions contemplated by the merger agreement, the exchange ratio shall be reduced by an amount determined by Spansion, provided, that, such reduction shall not exceed 0.0191, and the total aggregate distributions of Saifun’s existing cash will be increased by $26,209.86 for every 0.0001 decrease in the exchange ratio, provided, that, such increase shall not exceed $5,006,083 in the aggregate.

On October 23, 2007 Saifun filed a request for a Section 104H pre-ruling from the Israeli Tax Authority (the “ITA”). On November 22, 2007 Saifun filed a request to the ITA: (i) for the classification (either as a dividend or as capital gains or as a blend of dividend and capital gain) of the cash distribution; and (ii) that the ITA either exempts Spansion from any obligation to withhold Israeli tax at source or provides that no such obligation exists, or otherwise provides detailed instructions on how such withholding at source is to be executed in connection with the Merger. For further details please refer to the Proxy Statement in section “Material Israeli Tax Consequences”. As a result of the Amendment, Saifun intends to notify the ITA, in connection with such filed pre-ruling requests, that the parties have agreed to increase the cash distribution amount as detailed above.

The Saifun board of directors has unanimously determined that the amendment to the merger agreement to increase the adjusted cash distribution is in the best interests of Saifun and its shareholders and has unanimously approved such amendment.

    b.        Supplemental Court Application. In light of the Amendment, Saifun and Atlantic Star Merger Sub intend to file a supplemental application to the District Court of Tel Aviv seeking the approval of the increased cash distribution to Saifun’s shareholders in the amount of up to US$194,675,733 (but not less then US$189,669,650), a significant portion of which does not comply with the profit requirement set forth in Section 302 of the Companies Law 5759-1999. Pursuant to the Israeli Companies Law and regulations promulgated thereunder, Saifun will publish notice of this application, send notice to holders of five percent (5%) or more of its shares and will file the request with the Israeli Registrar of Companies.

Saifun’s creditors will have the right to approach to the District Court of Tel Aviv and oppose the approval of the supplemental cash distribution application within a period of 30 days following the date of the application, or such later date as determined by the District Court of Tel Aviv.

2.	Special Shareholders Meeting and Proxy Card

    a.        Special Shareholders Meeting. The Saifun special general meeting will be held, as originally scheduled, on December 20, 2007 at 4:00 p.m. Israel time by an order of an Israeli court dated October 29, 2007. The meeting is convened in order to consider the following proposed resolutions which shall be deemed amended to include the adjusted cash distribution amount in accordance with the Amendment:

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i.	Item 1(a): to approve (i) the Agreement and Plan of Merger and Reorganization, dated as of October 7, 2007 as amended on December 12, 2007, by and among Saifun, Spansion Inc., a Delaware corporation, and Atlantic Star Merger Sub Ltd., a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Spansion, and the merger of Atlantic Star Merger Sub with and into Saifun under the provisions of the Israeli Companies Law, 1999, so that Saifun will be the surviving company and will become a wholly-owned subsidiary of Spansion and (ii) all other transaction contemplated under the Agreement and Plan of Merger and Reorganization, as amended, including the adjusted cash distribution of up to US$194,675,733 (but not less than US$189,669,650) in the aggregate to all holders of record of ordinary shares of Saifun as of immediately prior to the closing of the merger pro rata in accordance with their shareholdings;

ii.	Item 2: To transact any other business that properly comes before the special general meeting or any adjournment or postponement of the meeting, including voting on the adjournment or postponement of such meetings.

IF YOU HAVE ALREADY VOTED ON THE PROPOSED RESOLUTIONS PRIOR TO THE DATE HEREOF, YOU MAY EITHER:
(I) IF YOU WISH TO REVISE YOUR VOTE, YOU SHOULD SEND IN A NEW VOTING FORM OR VOTE BY TELEPHONE OR ON THE INTERNET; OR
(II) IF YOU DO NOT WISH TO REVISE YOUR VOTE, YOU SHOULD LEAVE YOUR ORIGINAL VOTE UNCHANGED, IN WHICH CASE YOUR VOTE SHALL BE DEEMED TO REFER TO THE ABOVE MENTIONED REVISED RESOLUTION 1(A) WHICH INCLUDES THE DISTRIBUTION OF THE ADJUSTED CASH DISTRIBUTION AMOUNT.

    b.        Clarification of Item 1(b) of the Proxy Card – Presonal Interest. It is extremely important that you also indicate on Item 1(b) of the voting form whether you have any personal interest (“Personal Interest”) in any matters in which Saifun’s controlling shareholder, Dr. Boaz Eitan, has an interest (namely, changes in the terms of his employment, his appointment to the board of directors of Spansion and provisions relating to indemnification, exculpation and insurance of members of the board of directors of Saifun).

PLEASE NOTE THAT IF YOU VOTE FOR THE MERGER, BUT EITHER DO NOT MARK ITEM 1(B) OR MISTAKENLY MARK THAT YOU DO HAVE A PERSONAL INTEREST, UNDER ISRAELI LAW YOUR VOTE WILL NOT BE TAKEN INTO ACCOUNT. "Personal Interest" is more fully defined on page 38 of the Proxy Statement.

Even if you have already voted but mistakenly indicated that you have a Personal Interest, we strongly urge you to send in a new voting form or vote by telephone or on the Internet to make sure your vote is counted at the meeting. IF YOU ARE IN FAVOR OF THE MERGER, PLEASE MAKE SURE TO VOTE FOR THE MERGER ON ITEMS 1(A) AND 2 TO ANSWER ACCURATELY WHETHER YOU HAVE A PERSONAL INTEREST ON ITEM 1(B).

        Please be reminded that only holders of record of Saifun ordinary shares at the close of business on November 11, 2007 are entitled to attend and vote at the Saifun special general meeting or any adjournment thereof.

        The merger will not be completed unless the shareholders of Saifun duly approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, including but not limited to the adjusted cash distribution described above.

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        YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL GENERAL MEETING, PLEASE SIGN AND RETURN YOUR PROXY CARD AS SOON AS POSSIBLE TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE SAIFUN SPECIAL GENERAL MEETING. AS PREVIOUSLY SPECIFIED UNDER THE PROXY STATEMENT, THE SAIFUN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDED THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE CASH DISTRIBUTION2.

Very truly yours, Dr. Boaz Eitan Chairman of the Board of Directors

        Neither the Securities and Exchange Commission (“SEC”) nor the Israel Securities Authority or any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

        Securities to be issued in the merger will not be registered under the United States Securities Act of 1933, but will be issued in reliance on the exemption provided by Section 3(a)(10) of the Securities Act. The shares of Spansion Class A common stock to be issued to Saifun shareholders in the merger will be freely tradable by the Saifun shareholders who receive such shares of Spansion Class A common stock, unless the shareholder is an affiliate of Spansion or Saifun.

        This document is dated December 13, 2007, and is first being mailed to shareholders on or about December 14, 2007.

        Thank you for your consideration and support. If you have any questions, or need assistance in voting our shares, please call our proxy solicitor, Innisfree M&A Incorporated at (888) 750-5834 (toll-free from the U.S. and Canada) or 00800 7710 9971 (toll-free from Europe and Israel).

2 The controlling shareholder of Saifun did not participate in the board of directors’ discussion or vote on matters with respect to which he has a personal interest.

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SAIFUN SEMICONDUCTORS LTD.

6 Arie Regev St., Netanya, Israel

Tel: 972-9-8928444

SUPPLEMENTAL NOTICE REGARDING SPECIAL GENERAL MEETING OF SHAREHOLDERS

[As originally published in 2 Israeli Newspapers and filed on a Form 6-K on December 14, 2007]

To be held on December 20, 2007

To all Saifun shareholders:

        A notice of a special general meeting of the shareholders of Saifun was published on November 13, 2007 regarding the proposed merger of Saifun Semiconductors Ltd. with a wholly-owned subsidiary of Spansion Inc. named Atlantic Star Merger Sub Ltd. (the “Merger”). Notice is hereby given that on December 12, 2007, the parties entered into an Amendment to the Agreement and Plan of Merger and Reorganization (the “Amendment”), according to which the cash to be distributed upon and subject to the closing of the Merger shall be increased such that Saifun’s shareholders will be entitled to receive an additional amount of approximately $1.00 per share in cash for each ordinary share of Saifun they own as of the effective time of the Merger. Please note that the share consideration as set forth in the merger agreement remains unchanged.

        The special general meeting of the shareholders of Saifun will be held, AS ORIGINALLY SCHEDULED, at its principal executive offices located at 6 Arie Regev St., Netanya, Israel on December 20, 2007 at 4:00 p.m. Israel time. The meeting is convened in order to consider the following proposed resolutions which shall be deemed amended to include the adjusted cash distribution amount in accordance with the Amendment:

1.	To consider and vote upon the proposal to approve (i) the Agreement and Plan of Merger and Reorganization, dated as of October 7, 2007, as amended on December 12, 2007, by and among Saifun, Spansion Inc., a Delaware corporation, and Atlantic Star Merger Sub Ltd., a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Spansion, and the merger of Atlantic Star Merger Sub with and into Saifun under the provisions of the Israeli Companies Law, 1999, so that Saifun will be the surviving company and will become a wholly-owned subsidiary of Spansion and (ii) all other transaction contemplated under the Agreement and Plan of Merger and Reorganization, including the adjusted cash distribution of up to US$194,675,733 (but not less than US$189,669,650) in the aggregate to all holders of record of ordinary shares of Saifun as of immediately prior to the closing of the merger pro rata in accordance with their shareholdings;

2.	To transact any other business that properly comes before the special general meeting or any adjournment or postponement of the meeting, including voting on the adjournment or postponement of such meetings.

IF YOU HAVE ALREADY VOTED ON THE PROPOSED RESOLUTIONS PRIOR TO THE DATE HEREOF, YOU MAY EITHER:
(I) IF YOU WISH TO REVISE YOUR VOTE, YOU SHOULD SEND IN A NEW VOTING FORM OR VOTE BY TELEPHONE OR ON THE INTERNET; OR
(II) IF YOU DO NOT WISH TO REVISE YOUR VOTE, YOU SHOULD LEAVE YOUR ORIGINAL VOTE UNCHANGED, IN WHICH CASE YOUR VOTE SHALL BE DEEMED TO REFER TO THE ABOVE MENTIONED REVISED RESOLUTION 1(A) WHICH INCLUDES THE DISTRIBUTION OF THE ADJUSTED CASH DISTRIBUTION AMOUNT

        Only shareholders of record at the close of business on November 11, 2007, the record date, are entitled to notice of and to vote at the special general meeting and any adjournments or postponements of the meeting, in person or by proxy, subject to applicable law.

        The presence at the special general meeting of two or more Saifun shareholders (in person or by proxy), who collectively have at least 33 1/3% of Saifun’s voting power, will constitute a quorum. Should no quorum be present one-half hour after the time scheduled for the special general meeting, the meeting shall be adjourned to one week from that day, at the same time and place. The quorum at the adjourned meeting shall be two or more Saifun shareholders (in person or by proxy), who collectively have at least 20% of Saifun’s voting power. If within one half hour of the time appointed for the adjourned meeting, such required quorum is not present, the adjourned meeting shall nevertheless be convened, provided at least two shareholders are present in person or by proxy, and such two or more shareholders shall constitute a lawful quorum.

        The merger cannot be completed unless a majority of the Saifun shareholders present (in person or by proxy) and voting (not including abstentions) and holding at least 75% of the ordinary shares represented at the Saifun special general meeting approve the merger agreement and transactions related to the merger, including but not limited to the cash distribution described above. Under Israeli law, holders of Saifun ordinary shares are not entitled to statutory dissenters’ rights in connection with the merger. Saifun’s controlling shareholder, Dr. Boaz Eitan, has a personal interest with respect to certain transactions contemplated in the merger agreement (namely, changes in the terms of his employment, his appointment to the board of directors of Spansion and provisions relating to indemnification, exculpation and insurance as a member of the board of directors of Saifun). With respect to these matters, the Israeli Companies Law requires (in addition to the level of approval described above) that either: (i) the majority at the special general meeting approving such matters shall include at least one-third of the voting power of the shareholders who do not have a personal interest present and voting at the special general meeting in person or by proxy; or (ii) the total votes cast in opposition by shareholders who do not have a personal interest shall not exceed 1% of the voting power of Saifun.

BY ORDER OF THE BOARD OF DIRECTORS Guy Hadar, Adv. Corporate Secretary

Netanya, Israel
December 14, 2007

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